July 27, 2022	Prudential plc 1 Angel Court london ec2r 7aG www.prudentialplc.com

BY EDGAR Division of Corporation Finance Office of Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Attention:	John Spitz
Michael Volley

Re:	Prudential plc
Form 20-F for Fiscal Year Ended December 31, 2021
Filed March 17, 2022
File No. 001-15040

Dear Mr. Spitz and Mr. Volley:

By letter dated July 12, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on Prudential plc’s (the “Company” or “Prudential”) Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021 (the “2021 Form 20-F”) filed on March 17, 2022, in particular by reference to the ‘Determining Adjusted Operating Profit of Operating Segments’ section on page 33 of the 2021 Form 20-F.

Upon reflection of the Staff’s comments, Prudential proposes to revise its future Form 20-F filings to remove the disclosure of the total Group adjusted operating profit based on longer-term investment returns (‘Group adjusted operating profit’) in the management discussion and analysis (MD&A) section of the filings. Prudential proposes to remove Group adjusted operating profit from both the tables and the associated narrative commentary.

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Thank you for your prompt attention to the Company’s response to the Staff’s comments. If you have any further questions, please contact Rebecca Wyatt (Chief of Financial & Capital Reporting), whose contact details are included at the foot of this letter, to assist you as required.

Yours faithfully

/s/ James Turner

James Turner

Group Chief Financial Officer

Prudential plc

cc:	Rebecca Wyatt, Prudential plc
(rebecca.wyatt@prudentialplc.com, telephone + 44 20 3977 9768)
Timothy Corbett, Morgan Lewis & Bockius LLP

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.